Exhibit 99.1

SINGAPORE (April 12, 2023) Karooooo Limited (“Karooooo”), that owns 100% of Cartrack Holdings, announces expected release date of Fourth Quarter and Full Year 2023 Financial Results.

Karooooo to report Fourth Quarter and Full Year 2023 Financial Results on May 8, 2023 Eastern Time

Karooooo will report financial results for the Fourth Quarter ended February 28, 2023 on Monday, May 8, 2023 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Tuesday, May 9, 2023 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors are invited to join the Zoom webinar at: https://us02web.zoom.us/j/81229974883

Webinar ID: 812 2997 4883

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,700,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com

Investor Relations Contact	IR@karooooo.com